March 27, 2018
VIA EDGAR
Division of Corporation Finance U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549 Attention: Tiffany Piland Posil

Re:	Consolidated-Tomoka Land Co.
Preliminary Proxy Statement on Schedule 14A
Filed on March 9, 2018 by Wintergreen Partners Fund, LP, Wintergreen Advisers, LLC,
David J. Winters, Elizabeth N. Cohernour and Evan H. Ho File No. 001-11350

Dear Ms. Piland Posil:

I received your letter dated March 14, 2018 setting forth your comments on the Proxy Statement filed by Wintergreen Partners Fund, LP, Wintergreen Advisers, LLC, David J. Winters, Elizabeth N. Cohernour and Evan H. Ho (collectively, "Wintergreen").  The comments and Wintergreen's responses to the comments are discussed below.
General
Comment:
In your letter to shareholders you state that the Partnership, the Fund, the Master Fund, the Adviser and the Wintergreen Nominees are participants in the solicitation. Disclosure on page 22 states that the participants in the solicitation are the Partnership, the Adviser and the Wintergreen Nominees. Please revise your disclosure so that it is consistent when describing the participants in the solicitation.

Response:	We have revised the Proxy Statement to reflect this comment.
Comment:
Disclosure indicates that shareholders should contact your proxy solicitation firm if they are interested in voting for Wintergreen Nominees and certain of the Company's director nominees. Please advise us how your proxy solicitation firm will facilitate shareholders' ability to vote for the Wintergreen Nominees and certain of the Company's director nominees.

Response:
We have revised the Proxy Statement to reflect that a shareholder who grants proxy authority to Wintergreen will not be able to vote for a full slate of directors unless such shareholder attends the Annual Meeting in person. Written ballots will be distributed to shareholders who wish to vote in person at the 2018 Annual Meeting. If the shareholder holds its Shares through a bank, broker or other custodian, the shareholder must obtain a legal proxy from such bank, broker or other custodian in order to vote in person at the meeting.

Proposal 1 – Election of Directors, page 12
Comment:
Disclosure indicates that Wintergreen is only proposing to elect three director nominees notwithstanding that seven directors will be elected at the annual meeting. Please revise to disclose that by using Wintergreen's proxy card, shareholders will be disenfranchised from voting with respect to four directors.

Response:
We have revised the Proxy Statement to reflect that a shareholder who grants proxy authority to Wintergreen will not be able to vote for a full slate of directors unless such shareholder attends the Annual Meeting in person.

Comment:
Disclosure on page 15 regarding Proposal 5 states that Wintergreen is seeking the authority to vote "FOR" the approval of a proposal requesting that the Board take immediate steps to narrow the discount between NAV and the Company's share price by hiring an independent, previously unaffiliated, adviser to maximize shareholder value by evaluating all options for the Company. Disclosure in the second paragraph on page 14, which describes the steps that the Wintergreen Nominees will take to narrow the discount between the Company's published NAV and the Company's share price does not include hiring an independent, previously unaffiliated, adviser to maximize shareholder value by evaluating all options for the Company. Please revise your disclosure to reconcile these apparent discrepancies or tell us why such a reconciliation is not necessary.

Response:	We have revised the Proxy Statement to reflect this comment.
Comment:
Disclosure on page 14 states that the Wintergreen Nominees will take immediate steps to improve the Company's often inconsistent disclosure. Please revise this disclosure to make clear that it is your opinion or belief that the Company's disclosure is often inconsistent.

Response:	We have revised the Proxy Statement to reflect this comment.
Proposal 3 – Advisory Vote to Approve Executive Compensation, page 14
Comment:
Disclosure on page 14 states "[t]he current compensation structure awards management both for the sale of low basis land in a bull market, and again for closing the same land sales – in effect management is rewarded twice for the same transaction." Please provide additional support for this particular statement.

Response:	We have revised the Proxy Statement to reflect this comment.

Proposal 4 – Approval of an Amendment to the Company's Amended and Restated…, page 15
Comment:
Disclosure on page 15 states that it is contrary to the stated purpose of stock awards for the management recipient of such awards to sell the stock underlying such awards as soon as the award vests. Please provide additional information regarding why selling stock underlying stock awards when the award vests is contrary to the stated purpose of the stock awards.

Response:	We have revised the Proxy Statement to reflect this comment.
Votes Required for Approval, page 21
Comment:	Please state the effect of abstentions on Proposals 3, 4 and 5 and the effect of broker non-votes. See Item 21(b) of Schedule 14A.
Response:	We have revised the Proxy Statement to reflect this comment.
Proposal 4 – Approve an amendment to the Consolidated-Tomoka Land Co…., page 21
Comment:	Please state the vote that is required to approve the amendment to the Consolidated-Tomoka Land Co. Amended and Restated 2010 Equity Incentive Plan. Please see Item 21(a) of Schedule 14A.
Response:	We have revised the Proxy Statement to reflect this comment.
Other Participant Information, page 22
Comment:	Please provide the information required by Item 5(b)(1)(xii) of Schedule 14A.
Response:	We have revised the Proxy Statement to reflect this comment.
Form of Proxy
Comment:	Please revise to clearly mark the form of proxy as preliminary. See Rule 14a-6(e)(1).
Response:	We have revised the Proxy Statement to reflect this comment.

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We have been authorized by Wintergreen to represent to the staff of the SEC that:
●	the participants are responsible for the adequacy and accuracy of the disclosure in the filing;
●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	the participants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Attached to this letter please find a copy of a cumulative redline which shows all of the changes that have been made to the proxy since Wintergreen's initial filing. Should you have any further questions, please do not hesitate to call me at (212) 574‑1265.
Very truly yours, Edward Horton